BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

FINAL SYNTHETIC VOTING MAP

ORDINARY AND EXTRAORDINARY GENERAL MEETING

Held on April 29, 2019

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction n°. 481, of December 17, 2009, hereby provides its shareholders with the final synthetic voting map of the Ordinary and Extraordinary General Meeting held on April 29, 2019, which consolidates the remote votes sent directly to the Company and through custody and bookkeeping agents, and the votes delivered in person, as attached.

São Paulo, April 29, 2019.

Lorival Nogueira Luz Junior

Chief Operations Officer

Chief Financial and Investor Relations Officer (Interim)